SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	September	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated September 20, 2010.

Document 1

For Immediate Release	September 20, 2010

SONDE RESOURCES CORP. PROVIDES UPDATE ON TUNISIA PROJECT,
STATUS OF RELATIONSHIP WITH JOINT VENTURE PARTNER

CALGARY, ALBERTA--(Marketwire – September 20, 2010) - Sonde Resources Corp. ("Sonde") (TSX:SOQ)(NYSE Amex LLC: SOQ) announced today that in its capacity as Operator under the Joint Operating Agreement (the “JOA”) between Sonde and Canadian Sahara Energy Inc (“Sahara”) covering the 7th of November Block, offshore Tunisia / Libya, Sonde issued a Notice of Default dated September 16, 2010 to Sahara due to Sahara’s failure to pay when due its share of Joint Account expenses associated with the 7th of November Block.  Under the terms of the JOA, a formal default period will begin 5 business days after issuance of this notice; after the default period begins, Sahara will have a period of 30 days from the date of the original notice, or until October 15, 2010, to pay all outstanding Joint Account expenses associated with its 50% working interest in the 7th of November Block.

Sonde is working closely with Sahara to resolve this matter and will provide an update when more information is available.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	September 21, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer